UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Registered Direct Offering

Securities Purchase Agreement

On December 16, 2024, SEALSQ Corp (the “Company”) entered into a second Securities Purchase Agreement (the “Second Purchase Agreement”) with several institutional investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 13,157,896 ordinary shares of the Company (the “Ordinary Shares”) to the Investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Offering”). The closing of the registered direct offering is expected to occur on December 17, 2024 (the “Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the Offering are expected to be approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around December 17, 2024.

Pursuant to the Second Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) 90 days after the closing of an additional convertible note tranche in an aggregate principle amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, (the “Note Tranche Closing”), or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the Investors. The Investors agreed that the aforementioned standstill provision, which is also set forth in the securities purchase agreement, dated December 12, 2024, would not apply to the transactions contemplated by the Second Securities Purchase Agreement.

In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares involving a Variable Rate Transaction (as defined in the Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

In addition, the Company agreed that the offering and sale of the Shares to the Investors pursuant the Second Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the Investors prior to the date hereof below US$2.00 per share.

Placement Agency Agreement

On December 16, 2024, the Company entered into a second placement agency agreement (the “Second Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

The foregoing descriptions of the Second Purchase Agreement and the Second Placement Agency Agreement are qualified in their entirety by reference to the full text of the Second Purchase Agreement and the Second Placement Agency Agreement, respectively, forms of which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 5.1, 10.1 and 10.2 filed herewith are hereby incorporated by reference in the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Convertible Note Facility Update

As previously reported, the Company issued convertible notes to certain investors in an aggregate amount of $30.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended (the “Note Purchase Agreement”), on July 11, 2023, January 9, 2024 and March 1, 2024, respectively (collectively, the “Notes”). As of the date hereof, such investors have converted all of the Notes into an aggregate of 48,692,078 Ordinary Shares. The warrants issued to such investors under the Note Purchase Agreement remain outstanding as of the date hereof.

After giving effect to the Offering and the conversion in full of the Notes, the total number of outstanding Ordinary Shares of the Company is 77,051,966.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

Exhibit No.	Description

5.1	Opinion of Harneys regarding the validity of the securities being registered
10.1	Form of Second Securities Purchase Agreement
10.2	Second Placement Agency Agreement
23.1	Consent of Harneys (included in Exhibit 5.1)
99.1	Press Release, dated December 16, 2024